Exhibit 99.1

Canadian Zinc Changes Name To NorZinc Ltd. Begins Trading On TSX Under Symbol "NZC"

NZC-TSX;
CZICF-OTCQB

VANCOUVER, Sept. 11, 2018 /CNW/ - NorZinc Ltd. (TSX:NZC; OTCQB:CZICF) (the "Company" or "NorZinc") is pleased to announce that the Company has changed its name from Canadian Zinc Corporation (previous TSX symbol CZN) and will begin trading on the Toronto Stock Exchange under the new name NorZinc Ltd. and the new symbol "NZC" effective today. A new US symbol for the OTCQB trading has been requested.

The new corporate name is part of a rebranding initiative that will see the Company evolve from a base and precious metal exploration and development company into a zinc, lead and silver (Zn-Pb-Ag) mining company focused in Canada's north. The Company's flagship asset is the Prairie Creek Zn-Pb-Ag Mine, which remains 100% owned by subsidiary Canadian Zinc Corporation. A new website for NorZinc is under construction and will be launched in the coming months.

Background on the Prairie Creek Project

The Prairie Creek Mine in the Northwest Territories, Canada was initially developed in the 1980's, but never placed into production. There is significant existing infrastructure including a 1,000 ton per day mill, 5 kilometres of underground workings, 1,000 metre gravel airstrip, administration, warehouse and workshop buildings with supporting infrastructure including a 7 million litre diesel fuel tank storage farm and over 50 kilometres of exploration roads.

Since 1992, Prairie Creek has undergone significant exploration including 296 surface and underground drillholes totaling 78,587 metres. Prairie Creek has been the subject of two preliminary feasibility studies and a Feasibility Study that was completed in 2017 ("2017 FS").

The 2017 FS indicates Prairie Creek has the following reserves and resources:

Reserves
Classification	Tonnes (t)	Zinc (%)	Lead (%)	Silver (g/t)	ZnEq (%)
Proven	1,712,000	10.4	8.5	156	26.2
Probable	6,359,000	8.2	8.0	116	22.2
Total	8,071,000	8.6	8.1	124	23.1

The Mineral Reserves are as of August 2, 2017, and based on a design cut-off grade of 11% ZnEq for longhole open stoping ("LHOS"), 11% ZnEq for mechanized drift-and-fill ("DAF"), an incremental stoping cut-off grade of 10% ZnEq, and 6% ZnEq cut-off grade for development ore. Cut-off grades are based on a zinc metal price of US$1.00/lb, recovery of 75%
and payable of 85%; a lead metal price of US$1.00/lb, recovery of 88% and payable of 95%; and a silver metal price of US$18/oz, recovery of 92% and payable of 81%. Exchange rate used is C$1.25= US$1.00. Average planned dilution, unplanned dilution and mining recovery factors of 13%, 11% and 95%, respectively, for LHOS; and 18%, 6% and 98%, respectively, for DAF are assumed

Resources (including Reserves)
Classification	Tonnes (t)	Zinc (%)	Lead (%)	Silver (g/t)
Indicated	7,222,000	8.7	8.5	123
Measured & Indicated	8,704,000	9.5	8.9	136
Inferred	7,049,000	11.3	7.7	166

Mineral Resources are stated as of 10 September 2015. Mineral Resources include those Resources converted to Mineral Reserves. Stated at a cut-off grade of 8% ZnEq based on prices of US$1.00/lb for both zinc and lead and US$20/oz for silver. Average processing recovery factors of 78% for zinc, 89% for lead, and 93% for silver. Average payables of 85%
for zinc, 95% for lead, and 81% for silver. ZnEq = (grade of Zn in %) + [(grade of lead in % * price of lead in US$/lb * 22.046 * recovery of lead in % * payable lead in %) + (grade of silver in g/t * (price of silver in US$/Troy oz/ 31.10348) * recovery of silver in % * payable silver in %)] / (price of zinc in US$/lb*22.046 * recovery of zinc in % * payable zinc in %). $
Exchange rate = 1 C/US. Numbers may not compute exactly due to rounding

The 2017 FS indicates a base case Pre-Tax Net present value ("NPV") of $344 million using an 8% discount rate, with an Internal Rate of Return ("IRR") of 23.8%, and a post-tax NPV of $188 million with an IRR of 18.4%. Corresponding pre-tax and post-tax payback periods from the mill start-up are 4.4 and 4.6 years respectively. The base case metal price assumptions used in the model are: Zn US$1.10/lb., Pb US$1.00/lb. Ag US$19.00/oz., with a foreign exchange rate of C$1.25=US$1.00. Using the base case metal prices and exchange rate of C$1.375 = US$1.00 would increase the pre-tax NPV8% to $501M and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of C$1.25 = US$1.00, the pre-tax NPV8% would be $410M with an IRR of 26.2%.

The 2017 FS includes the use of an All Season Road ("ASR") for the transportation of inventory to, and concentrates from, the mine site. In September 2017, following completion of an Environmental Assessment ("EA") conducted by the Mackenzie Valley Environmental Review Board ("MVRB"), the MVRB sent its recommendation of approval of the ASR, with the conditions contained in its EA Report to the Responsible Ministers for their review and authorization. In January 2018, the Responsible Ministers suspended their review and required the Company to provide answers to additional information requests and conduct additional consultation with Indigenous groups. Following completions of these requirements the Responsible Ministers indicated a decision on the recommendation for approval of the ASR permit will be forthcoming in October. After positive approval the next stage would be drafting the permit with the Mackenzie Valley Land and Water Board ("MVLWB").

Plans for 2018 and 2019

2018 Achievements

  Process agreement signed with indigenous groups
  Final stage leading to the EA approval of ASR cleared
  $20 million equity financing completed and US$10 million debt repaid
  New CEO hired
  Restructuring of company to facilitate Prairie Creek project financing completed
  Summer site program of pre-construction de-risking commenced
  Third party environmental and permitting review consultant retained

2018 Objectives

  Obtain final federal and territorial approval of EA for ASR
  Commence MVLWB permit drafting process
  Rebranding of NorZinc and new marketing program underway
  Complete internal environmental and permitting review
  Launch new NorZinc website
  Complete 2018 site de-risking program
  Hire project manager for Prairie Creek mine
  Complete new resource estimate for Lemarchant property in Newfoundland

2019 Objectives

  Sign all agreements with Indigenous groups related to ASR, including environmental management agreement
  Obtain final permit for ASR
  Complete detailed engineering for all major construction or refurbishment activities
  Finalize financing package for development of Prairie Creek mine
  Negotiate contracts for construction

Qualified Person

This News Release has been reviewed and approved by Alan Taylor, P.Geo. Chief Operating Officer and Vice-President of Exploration, who is a Non-Independent Qualified Person under National Instrument 43-101 for the Company.

About NorZinc

NorZinc is a TSX-listed exploration and development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-staged zinc-lead-silver property, located in the Northwest Territories. NorZinc also owns an extensive land package in Newfoundland.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Statement – Mineral Resources and Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

This Press Release includes resource and reserve information that has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the "Securities Act"). Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Statements about the Company's planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries; the Company's plans for further exploration at the Prairie Creek Mine and other exploration properties; future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company's business are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the "SEC"). In particular, your attention is directed to the risks detailed therein concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in the Company's filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this Press Release to reflect future events and circumstances for any reason, except as required by law. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company's management as at the date of this Press Release and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by law, the Company undertakes no obligation to update such projections if management's beliefs, estimates or opinions, or other factors should change.

SOURCE NorZinc Ltd.

View original content: http://www.newswire.ca/en/releases/archive/September2018/11/c5174.html

%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President Corporate Development, (416) 203-1418, Suite 1805 - 55 University Avenue, Toronto, ON M5J 2H7, Tollfree:1-866-688-2001; E-mail: invest@canadianzinc.com; Website: www.canadianzinc.com

CO: NorZinc Ltd.

CNW 07:00e 11-SEP-18